Filed by The Bear Stearns Companies Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                              of the Securities Exchange Act of 1934, as amended

                                Subject Company: The Bear Stearns Companies Inc.
                                                  (Commission File No. 001-8989)



Certain statements contained in this filing are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those discussed in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental and self-regulatory organization approvals of the merger on the proposed terms and schedule and any changes to regulatory agencies' outlook on, responses to and actions and commitments taken in connection with the merger and the agreements and arrangements related thereto. For a discussion of the additional risks and uncertainties that may affect Bear Stearns' future results, please see: (1) "Risk Factors" in Bear Stearns' Annual Report on Form 10-K for the year ended November 30, 2007 and "Risk Management" filed as Exhibit 13 to Bear Stearns' Annual Report on Form 10-K for the year ended November 30, 2007; (2) similar sections of Bear Stearns' quarterly reports on Form 10-Q, which have been filed with the Securities and Exchange Commission ("SEC"); and (3) "Management's Discussion and Analysis of Financial Condition and Results of Operations" filed as an Exhibit to Bear Stearns' Current Report on Form 8-K filed with the SEC on April 11, 2008.

Additional Information

In connection with the proposed merger, on April 11, 2008, JPMorgan Chase & Co. filed with the SEC a Registration Statement on Form S-4 that included a preliminary proxy statement of Bear Stearns that also constitutes a preliminary prospectus of JPMorgan Chase. On April 24 and 25, 2008, JPMorgan Chase filed with the SEC amendments to the Registration Statement on Form S-4. Bear Stearns will mail the definitive proxy statement/prospectus to its stockholders. JPMorgan Chase and Bear Stearns urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger because it contains important information. You may obtain these documents, free of charge, from Bear Stearns' website (www.bearstearns.com) under the heading "Investor Relations" and then under the tab "SEC Filings." You may also obtain these documents, free of charge, from JPMorgan Chase's website (www.jpmorganchase.com) under the tab "Investor Relations" and then under the heading "Financial Information" then under the item "SEC Filings". You may also obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov).

Participants in the Solicitation

Bear Stearns, JPMorgan Chase and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Bear Stearns stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Bear Stearns stockholders in connection with the proposed merger is set forth in the proxy statement/prospectus. You can find information about Bear Stearns' executive officers and directors in its Annual Report on Form 10-K/A for the year ended November 30, 2007 filed with the SEC on March 31, 2008. You can find information about JPMorgan Chase's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2008. You can obtain free copies of these documents from JPMorgan Chase and Bear Stearns as set forth above.

                                      * * *

[The following is a press release issued by The Bear Stearns Companies Inc.]

Bear Stearns

               Bear Stearns Announces Special Stockholder Meeting

New York, April 28, 2008 - The Bear Stearns Companies Inc. (NYSE: BSC) today announced that a special shareholders meeting will be held on Thursday, May 29, 2008, to consider approval and adoption of the agreement and plan of merger between Bear Stearns and JPMorgan Chase & Co. dated March 16, 2008, as amended. Stockholders of record at the close of business on April 18, 2008, will be entitled to notice of, and to vote at, the special meeting. The special meeting will be held at Bear Stearns' global headquarters located at 383 Madison Avenue, 2nd Floor, New York, New York at 10:00 a.m., local time.

The Bear Stearns Companies Inc. (NYSE: BSC) serves governments, corporations, institutions and individuals worldwide. The company's core business lines include institutional equities, fixed income, investment banking, global clearing services, asset management, and private client services. For additional information about Bear Stearns, please visit the firm's website at www.bearstearns.com.

Certain statements contained in this release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those discussed in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental and self-regulatory organization approvals of the merger on the proposed terms and schedule and any changes to regulatory agencies' outlook on, responses to and actions and commitments taken in connection with the merger and the agreements and arrangements related thereto. For a discussion of the additional risks and uncertainties that may affect Bear Stearns' future results, please see: (1) "Risk Factors" in Bear Stearns' Annual Report on Form 10-K for the year ended November 30, 2007, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Management" filed as Exhibit 13 to Bear Stearns' Annual Report on Form 10-K for the year ended November 30, 2007; (2) similar sections of Bear Stearns' quarterly reports on Form 10-Q, which have been filed with the Securities and Exchange Commission ("SEC"); and (3) "Management's Discussion and Analysis of Financial Condition and Results of Operations" filed as an Exhibit to Bear Stearns' Current Report on Form 8-K filed with the SEC on April 11, 2008.

Additional Information

In connection with the proposed merger, on April 11, 2008, JPMorgan Chase & Co. filed with the SEC a Registration Statement on Form S-4 that included a preliminary proxy statement of Bear Stearns that also constitutes a preliminary prospectus of JPMorgan Chase. On April 24 and 25, 2008, JPMorgan Chase filed with the SEC amendments to the Registration Statement on Form S-4. Bear Stearns will mail the definitive proxy statement/prospectus to its stockholders. JPMorgan Chase and Bear Stearns urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger because it contains important information. You may obtain these documents, free of charge, from Bear Stearns' website (www.bearstearns.com) under the heading "Investor Relations" and then under the tab "SEC Filings." You may also obtain these documents, free of charge, from JPMorgan Chase's website (www.jpmorganchase.com) under the tab "Investor Relations" and then under the heading "Financial Information" then under the item "SEC Filings". You may also obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov).

Participants in the Solicitation

Bear Stearns, JPMorgan Chase and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Bear Stearns stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Bear Stearns stockholders in connection with the proposed merger is set forth in the proxy statement/prospectus. You can find information about Bear Stearns' executive officers and directors in its Annual Report on Form 10-K/A for the year ended November 30, 2007 filed with the SEC on March 31, 2008. You can find information about JPMorgan Chase's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2008. You can obtain free copies of these documents from JPMorgan Chase and Bear Stearns as set forth above.

Contact: The Bear Stearns Companies Inc. Elizabeth Ventura, (212) 272-9251 or Russell Sherman, (212) 272-5219